Exhibit 99.1

Name	Trade Date	Buy/Sell	No. of Shares / Quantity	Unit Cost/Proceeds	Strike Price	Trade Amount	Security	Expiration Date
Pershing Square International, Ltd.	October 1, 2015	Sell	98,350	$143.57	N/A	$14,120,110	Common Shares	N/A
Pershing Square, L.P.	October 1, 2015	Sell	25,345	$143.57	N/A	$3,638,782	Common Shares	N/A
Pershing Square Holdings, Ltd.	October 1, 2015	Buy	123,695	$143.57	N/A	$17,758,891	Common Shares	N/A